October 12, 2010

VIA EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	AnnTaylor Stores Corporation

Form 10-K for Fiscal Year Ended January 30, 2010

Filed March 12, 2010

File No. 001-10738

Dear Mr. Reynolds:

This letter responds to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the comment letter from the Staff dated September 29, 2010 (the “Comment Letter”) regarding the above-referenced Form 10-K of AnnTaylor Stores Corporation (the “Company”). The text of the numbered comments in the Comment Letter is set forth herein in italics, and the Company’s response to each comment immediately follows the italicized numbered comment.

Form 10-K for the Fiscal Year Ended January 30, 2010

Exhibits

1.	We note that Exhibits 10.1, 10.2, 10.4, 10.5.2 and 10.42 have not been filed in their entirety. Please confirm that you will file these exhibits in their entirety with your next periodic report.

The Company acknowledges the Staff’s comments and undertakes to re-file Exhibits 10.1, 10.2, 10.4 and 10.5.2 in their entirety as exhibits to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended October 30, 2010. We will evaluate at that time whether to seek confidential treatment for certain information contained in the exhibits pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.

With respect to Exhibit 10.42, the Form of 2003 Plan Restricted Unit Award Agreement (Performance-Vesting Restricted Units), the Company advises the Staff that Schedule A was not filed in reliance on Instruction 1 to Item 601(b)(10) of Regulation S-K, which states that “With the exception of management contracts, in order to comply with paragraph (iii) above, registrants need only file copies of the various compensatory plans and need not file each individual director’s or executive officer’s personal agreement under the plans unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan.”

The Company believes that the Form of 2003 Plan Restricted Unit Award Agreement (Performance-Vesting Restricted Units), which has previously been filed, contains all of the material terms that are necessary to an investor’s understanding of the compensation arrangements that are applicable to the Company’s senior management. As such, the Company does not believe it is necessary or required to file Schedule A.

Schedule 14A

Compensation Program Framework — Compensation Philosophy, page 29

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Company confirms that it considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that they are not reasonably likely to have such an effect. The Company notes that the Commission stated in Final Rule Release No. 33-9089, when it adopted Item 402(s) of Regulation S-K, that no affirmative statement is required when a company reaches the foregoing conclusion.

Over the last couple of years, the Company’s Compensation Committee (the “Committee”) has actively engaged in reviewing and modifying aspects of the Company’s compensation programs in light of the very difficult macroeconomic environment. The Committee worked closely with its compensation consultant, Frederic W. Cook & Co., Inc (“Cook”), who is very familiar with the Company’s compensation philosophy and programs since it has been the Committee’s compensation consultant for several years. As part of its consideration, the Committee, at its March 9, 2010 meeting, discussed any potential risks that could arise from the Company’s compensation policies and practices for its associates and the extent to which any such risks would be reasonably likely to have a material adverse effect on the Company. Together with Cook, the Committee considered all facets of the compensation programs, their underlying assumptions and the objectives those programs were designed to achieve. Some of those factors were the balance between cash and stock awards, the various time frames associated with the earning of awards (seasonal, annual and multi-year) and the different performance metrics associated with the incentive awards for each of the Company’s businesses and corporate associates.

In accordance with the Commission’s request, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 212-536-4253 with any questions that you may have with respect to the foregoing.

Very truly yours,

/S/ BARBARA K. EISENBERG
Barbara K. Eisenberg Executive Vice President, General Counsel and Corporate Secretary

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